Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3484 warren@chapman.com

April 14, 2025

VIA EDGAR CORRESPONDENCE

Jaea Hahn

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: REX ETF Trust (the “Registrant”), on behalf of its series,
REX COIN Covered Call ETF, REX MSTR Covered Call ETF, REX NVDA Covered Call ETF and REX TSLA Covered Call ETF

File Nos. 333-283221; 811-24023

Dear Ms. Hahn:

This letter responds to your additional comments provided on March 25, 2025, regarding the registration statement filed by the Registrant on Form N-1A (the “Registration Statement”) with the staff of the Securities and Exchange Commission (the “Staff”) on November 14, 2024, and amended on February 19, 2025, on behalf of REX COIN Covered Call ETF, REX MSTR Covered Call ETF, REX NVDA Covered Call ETF and REX TSLA Covered Call ETF (each, a “Fund” and collectively, the “Funds”), each a series of the Registrant. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement. We are submitting via EDGAR this letter on behalf of the Funds, which is intended to respond to your comments.

The Registrant is also informing the Staff that changes have been made to each Fund’s principal investment strategies, that in addition to each Fund’s covered call strategy, each Fund will seek to have leveraged notional exposure of between 105% and 125% to the common stock of the Fund’s applicable underlying security for a single day (the “Strategy Revisions”). In accordance with the Strategy Revisions, the names of the Funds will be revised as follows:

Old Name	New Name
REX COIN Covered Call ETF	REX COIN Growth & Income ETF
REX MSTR Covered Call ETF	REX MSTR Growth & Income ETF
REX NVDA Covered Call ETF	REX NVDA Growth & Income ETF
REX TSLA Covered Call ETF	REX TSLA Growth & Income ETF

Comment 1 – General

Please provide the Staff with the seed capital financial statements for the Funds.

Response to Comment 1

The Registrant notes the seed capital financial statements for the Funds will be included in an amended Registration Statement filing.

Comment 2 – Principal Investment Strategies

The Staff notes the disclosure states, “To achieve long exposure to COIN, the Fund will directly purchase shares of COIN. Alternatively, to achieve synthetic long exposure to COIN, the Fund will purchase COIN call options and, simultaneously, sell COIN put options to seek to replicate the price movements of COIN.” Please consider rephrasing this disclosure to explain what the Fund will do under normal circumstances.

Response to Comment 2

The Registrant notes the disclosure has been revised in light of the Strategy Revisions. The Registrant will provide blackline copies of the revisions to the Staff under separate cover.

Comment 3 – Principal Investment Strategies

Please disclose if there is an upper limit to the notional exposure to COIN. Please also disclose what exposures are expected in terms of the Fund’s net assets.

Response to Comment 3

The Registrant notes the disclosure has been revised in light of the Strategy Revisions. The Registrant will provide blackline copies of the revisions to the Staff under separate cover.

Comment 4 – Principal Investment Strategies

Please revise the SEC file number for Coinbase Global, Inc. to “001-40289.”

Response to Comment 4

The disclosure has been revised in accordance with the Staff’s comment.

Comment 5 – Principal Risks

The Staff notes the SEC dismissed the enforcement actions brought against Coinbase Global, Inc. Please update the “Coinbase Global, Inc. Regulatory Risk” as necessary.

Response to Comment 5

The Registrant confirms the “Coinbase Global, Inc. Regulatory Risk” has been removed from the Registration Statement.

* * * * * * * * * * * * * * * * * * * * *

Please call me at (312) 845-3484 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren, Esq.

cc:       Gregory King, Chief Executive Officer, REX Advisers, LLC